                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*



                                   Hyseq, Inc.
                    -----------------------------------------
                                (Name of Issuer)




                                  Common Stock
                    -----------------------------------------
                         (Title of Class of Securities)




                                   449163 30 2
                    -----------------------------------------
                                 (CUSIP Number)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  449163 30 2             SCHEDULE 13G        PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Institute of Molecular Genetics and Genetic Engineering
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   [   ]
          *(See Instructions)                                       (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          Federal Republic of Yugoslavia
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
  NUMBER OF                    0 Shares
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     0 Shares
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   0 Shares
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               0 Shares
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          708,480 Shares
          ---------------------------------------------------------------------

 (10)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.56%
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON (See Instructions)

          OO
          ---------------------------------------------------------------------

ITEM 1.

        (a)  Name of Issuer:
               Hyseq, Inc., a Nevada corporation

        (b)  Address of Issuer's Principal Executive Offices:
               670 Almanor, Sunnyvale, California 94086.

ITEM 2.

        (a)  Name of Person Filing: Institute of Molecular Genetics and Genetic
                                    Engineering

        (b) Address of Principal Business Office or, if none, Residence: Vojode Stepe 283, P.O. Box 794, 11001 Belgrade Yugoslavia

        (c)  Citizenship: Federal Republic of Yugoslavia

        (d)  Title of Class of Securities: Common Stock, par value $0.001

        (e)  CUSIP Number: 449163 30 2


ITEM 3. IF THIS STATEMENT IS BEING FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

        (a)  [ ] Broker or Dealer registered under Section 15 of the Act

        (b)  [ ] Bank as defined in section 3(a)(6) of the Act

        (c)  [ ] Insurance Company as defined in section 3(a)(19) of the Act

        (d) [ ] Investment Company registered under section 8 of the Investment Company Act

        (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

        (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employment Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

        (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G)

        (h)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

ITEM 4. OWNERSHIP

        If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceed five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

        (a)  Amount Beneficially Owned: 708,480

        (b)  Percent of Class: 5.56%

        (c) Number of shares as to which such person has:*
               (i)   sole power to vote or to direct the vote 0
               (ii)  shared power to vote or to direct the vote 0
               (iii) sole power to dispose or to direct the disposition of 0
               (iv)  shared power to dispose or to direct the disposition of 0

* The 708,480 shares issuable to the Institute of Molecular Genetics and Genetic Engineering are being held by the First National Bank of Chicago and cannot be voted or disposed of while held thereby until certain restrictions imposed by the United States Department of the Treasury are satisfied.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        N/A

ITEM 10.  CERTIFICATION.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        02/13/98
                                       -----------------------------------------
                                                        Date

                                        /s/ ZVEZDANA POPOVIC
                                       -----------------------------------------
                                                      Signature

                                        Zvezdana Popovic, Ph.D., Director
                                       -----------------------------------------
                                                     Name / Title